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                                                      Filed by Intel Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Intel Corporation
                                                   Commission File No.: 000-6217


The following is a script first used on May 1, 2000 during a conference call concerning the transaction between Intel Corporation and Excalibur Technologies Corporation described in the press release issued by Excalibur Technologies Corporation and Intel Corporation.

Intel Confidential
Intel, Excalibur Form Interactive Media Services Company
Prepared by Linda Bonniksen
May 1, 2000

BACKGROUND:
Intel and Excalibur Technologies Corporation, a market-leading developer of content management products, announced today that they have signed an agreement to form a new company that will enable owners of branded high-value content, such as sports and entertainment, to produce and securely sell their audio and video content over the Internet. The new company will offer a compelling, one-stop solution with key Internet technologies.

Under the terms of the agreement, Intel will contribute its Interactive Media Services division and invest $150 million in exchange for 60 percent of the new company's equity. Intel will take a 49 percent position in the voting stock of the new company and the balance of its investment in non-voting stock. Excalibur will combine its entire business operations with those of the new company, with Excalibur stockholders receiving 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur. Holders of 29 percent of Excalibur's outstanding voting stock have agreed to vote in favor of the transaction. Other financial details were not disclosed.

Today, the creators and owners of branded content, such as sporting events and highlights, movies and music, lack the means to distribute their programming in a secure, compelling, and profitable way over the Internet. This agreement represents a unique opportunity to capitalize on an inflection point for branded content owners to transition to digital media delivery and take advantage of a growing number of broadband connected homes. The new company will also allow these customers to deliver their content in a form that allows consumers to interact with the material in entirely new ways.

The new company will combine Excalibur's market-leading content management technologies with Intel expertise and patented technology in content protection. These complementary technologies - one to produce valuable asset data bases, and the other to allow secure distribution of the valuable assets - combined in a single end-to-end solution will enable content owners to create new Internet business models such as pay-per-view and subscription. As a result, consumers will have access to a new class of branded interactive media, including some content never before seen on the Internet such as old newsreels, films, sports highlights and television programs.

The new company will be a first mover in the so-called "interactive media services" market and will be uniquely positioned to attract branded media content customers. Sales and support for Excalibur's RetrievalWare(R) and Screening Room(R) product lines will continue as a part of the new company operations, and will be augmented through the addition of enhanced hosted services.


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The transaction is subject to regulatory review, Excalibur stockholder approval and other normal closing conditions. All other necessary corporate approvals have been obtained by Excalibur and Intel. Completion of the transaction and the new company's launch is expected in the third quarter of this year.

KEY CONTACTS:
Please refer all media calls to Linda Bonniksen, Intel Press Relations, at 503-264-2927.


KEY MESSAGES:

- Intel and Excalibur Technologies Corporation announced today that they have signed an agreement to form a new company that will enable owners of branded high-value content, such as sports and entertainment, to produce and securely sell their audio and video content over the Internet.

- This new company will bring about a union joining the Internet as a far-reaching distribution mechanism with vast libraries of compelling, branded content packaged to suit the diverse interests of consumers.

- The new company will offer a compelling, one-stop solution with key Internet technologies necessary to deliver content securely and profitably over the web. This will enable a new class of branded media on the Internet, including some content never before seen online such as old newsreels, films, sports highlights and television programs

- The new company will combine Intel expertise and patented technology in content protection with Excalibur's market-leading content management technology. With the new company's integrated technologies, the owners of high-value content will be able to create new Internet business models that include pay-per-view, subscription, advertising and e-commerce revenues and deliver a high-quality viewing experience.

- The new company will build on Excalibur's current base of operations in selling and supporting standalone applications to offer augmented services.

Q&A:

GENERAL ANNOUNCEMENT ISSUES


Q1.     WHAT DID INTEL AND EXCALIBUR ANNOUNCE TODAY?

A1. Intel and Excalibur announced today that they have signed an agreement to form a new interactive media services company. This new company will enable the owners of branded high-value content, such as sports and entertainment, to produce and securely sell their audio and video content over the Internet.


Q2.     WHAT WILL THE NEW COMPANY PROVIDE?

A2. The new company will offer a compelling, one-stop solution with the key Internet technologies necessary to produce and securely deliver rich media content.


Q3.     WHAT ARE THE FINANCIAL TERMS?

A3. Under the terms of the agreement, Intel will contribute its Interactive Media Services division and invest $150 million in exchange for 60 percent of the new


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        company's equity. Intel will take a 49 percent position in the voting stock of the new company and the balance of its investment in non-voting stock. Excalibur will combine its entire business operations with those of the new company, with Excalibur stockholders receiving 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur. Holders of 29 percent of Excalibur's outstanding voting stock have agreed to vote in favor of the transaction. Other financial details were not disclosed.


Q4. WHY DIDN'T INTEL ACQUIRE EXCALIBUR, RATHER THAN CONTRIBUTE ASSETS AND MONEY TO CREATE ANOTHER COMPANY?

A4. Through this combination, Excalibur and Intel will create a critical mass of technologies and can accelerate their offerings in a fast-growth Internet environment.


Q5.     WHAT APPROVALS ARE REQUIRED TO CREATE THE NEW COMPANY?

A5. The transaction is subject to routine regulatory review, approval by a majority of the holders of outstanding shares of Excalibur stock and other normal closing conditions. All other necessary corporate approvals have been obtained by Excalibur and Intel.


Q6.     WHEN WILL THE TRANSACTION BE COMPLETED?

A6. Completion of the transaction and the new company's launch is expected in the third quarter of this year.


Q7.     WHAT IS INTEL INTERACTIVE MEDIA SERVICES?

A7. Intel Interactive Media Services is part of the Intel New Business Group. It is a service business that provides solutions to content customers and broadcast networks as they deliver content to end users using the Internet and emerging broadband environments, including satellite, cable, DSL and wireless.

        The division focuses on solving a specific set of problems its customers have encountered in their attempts to move effectively into the environment. These problems include digital video and data integration service, security and content protection, conditional access and subscriber management, and scalable distribution management.


Q8. COULD YOU SPECIFICALLY DESCRIBE THE INTEL TECHNOLOGIES BEING CONTRIBUTED TO THE NEW COMPANY?

A8. Intel will contribute patented content protection technology and expertise in advertising and e-commerce services, and subscriber and distribution management.


Q9. WHAT ARE THE ADVANTAGES OF COMBINING INTEL TECHNOLOGIES WITH EXCALIBUR TECHNOLOGIES?


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A9.     Excalibur is a market-leading software company in the online content search and retrieval market segment. Intel is a leading provider of web-enabling technologies. Excalibur and Intel are combining key technologies to create a premier interactive media services company with a vision for how to retrieve value from digital content that is more compelling than any other provider can offer.


Q10. WHERE WILL THE NEW COMPANY BE LOCATED? WHAT WILL IT BE CALLED? WHO WILL RUN IT?

A10. The new company will be operated from Santa Clara and Vienna, Virginia. Ronald J. Whittier will resign from Intel and become chairman of the board and the CEO of the new company. Patrick C. Condo will become president and COO. The company's name is still being developed and will be announced when the transaction is completed.


Q11.    CAN YOU NAME OTHER SENIOR MANAGERS JOINING THE NEW COMPANY?

A11.    We have not disclosed those details.


Q12.    WHAT IS HIGH-VALUE CONTENT?

A12. When we refer to high-value content, we're talking chiefly about sports, entertainment, film and music; i.e. content that has value to the owners and represents new business and revenue opportunities.


Q13. CONSUMERS HAVE BEEN RELUCTANT TO PAY FOR CONTENT DELIVERED OVER THE WEB. DO YOU REALLY BELIEVE PAY-PER-VIEW BUSINESS MODELS WILL BE SUCCESSFUL?

A13. Yes. Today, there is very little high-value content available over the Internet because content owners lack the means to distribute their programming in a secure, compelling and profitable digital form. The new company will solve these problems for content owners, and as a result, consumers will have access to a new class of branded, interactive content worth paying to access.


Q14. OTHER THAN THE INTERNET, WHAT ARE THE ELECTRONIC DISTRIBUTION CHANNELS THAT COULD BE USED TO TRANSMIT DIGITAL CONTENT?

A14. Other electronic distribution channels include interactive TV and wireless devices such as Personal Digital Assistants.


COMPETITORS


Q1.     WHO ARE THE COMPETITORS TO THIS NEW COMPANY?

A1. It is Intel's policy to not comment on competitors specifically. The new company will be the first to integrate critical technologies that will help content owners create new Internet-oriented business models, protect their valuable content and provide a high-quality viewing experience.


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Q2.     COULD THE NEW COMPANY NOW BE COMPETING WITH COMPANIES THAT HAVE RECEIVED
        INVESTMENTS FROM INTEL, OR COMPANIES THAT WERE SUPPLIERS TO INTEL OR EXCALIBUR?

A2. Yes. Intel invests in a number of companies to enable the industry and the Internet economy.


NEW COMPANY BOARD OF DIRECTORS

Q1.     HOW MANY PEOPLE WILL BE ON THE BOARD OF THE NEW COMPANY? WHO WILL THEY
        BE?

A1.     These details will be disclosed in the proxy statement.


Q2.     HOW MANY BOARD SEATS WILL INTEL HAVE?

A2.     These details will be disclosed in the proxy statement.


Q3.     WILL INTEL BE CONTROLLING THE BOARD?

A3.     No. Intel will not have a controlling position on the board.


EMPLOYEE ISSUES

Q4.     HOW MANY EMPLOYEES WORK IN THE INTEL DIVISION BEING MOVED TO THE NEW
        COMPANY?

A4.     Approximately 60 Intel employees could move to the new company.


Q5. IF INTEL EMPLOYEES DON'T WANT TO MOVE TO THE NEW COMPANY, WILL THEY BE OFFERED OTHER JOBS WITHIN INTEL?

A5. Intel employees could pursue other opportunities through the Intel Redeployment Program.


Q6:     WHAT HAPPENS TO EXCALIBUR EMPLOYEES?

A6:     All Excalibur employees will transition to the new company


CUSTOMER ISSUES

Q1:     HOW WILL CURRENT EXCALIBUR CUSTOMERS BE AFFECTED BY THIS AGREEMENT?

A1: Excalibur and the new company will honor all current commitments, but the new company intends to augment Excalibur's past offerings with new services that will enable content owners to create new Internet business models and deliver a high-quality viewing experience.


Q2. DOES INTEL HAVE CUSTOMERS USING THE TECHNOLOGIES BEING CONTRIBUTED TO THE NEW COMPANY?

A2. Yes. Customers include Avid Sports, Quokka, ChoiceSeat, Preview Systems and Softlock. We anticipate that they will become customers of the new company.


Q3. WHO FROM THE SPORTS OR ENTERTAINMENT INDUSTRY MIGHT NEED INTERACTIVE MEDIA SERVICES?

A3. Potential customers could certainly include any of the sports leagues, movie studios, television networks and record labels.


IR, ACCOUNTING ISSUES

Q1.     HOW WILL EXCALIBUR SHAREHOLDERS BE TRANSITIONED TO THE NEW COMPANY?

A1. Excalibur stockholders will receive 40 percent ownership in the new company in exchange for their Excalibur stock


Q2. WHAT IMPACT WILL THE NEW COMPANY'S FORMATION HAVE ON EXCALIBUR'S CURRENT REVENUE FORECAST?

A2.     We cannot speculate on future earnings of the new company at this time.



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Q3.     HOW WILL THE NEW COMPANY BE STRUCTURED FROM AN ACCOUNTING POINT OF VIEW?

A3. Intel will not have majority control over Excalibur. As such, Intel expects to use the equity method of accounting, barring any changes in Generally Accepted Accounting Principles that may require Intel to use consolidated accounting.


Q4: WHEN DO YOU EXPECT THE IMPACT OF THIS BUSINESS COMBINATION TO BE ACCRETIVE OR DILUTIVE TO EARNINGS?

A4. This is a long-term strategy and we do not expect to see accretion in the near term. However, we do expect the business to be profitable over time. We do not provide specific details on the timing or amount of future earnings accretion or dilution.


Q5.     WILL THERE BE A GAIN ON SALE FROM THIS SPIN OFF?

A5. The accounting for this transaction is complex and specific details are not available at this time.


Q6.     WHERE WILL INTEL'S INVESTMENT IN AVON APPEAR ON THE BALANCE SHEET?

A6.     It be appear under Other Assets/Investments.


Q7.     WILL THERE BE RESTRICTIONS ON INTEL'S ABILITY TO SELL AVON SHARES?

A7. Intel will have registration rights that would permit the sale of shares following filing and approval of a registration statement.


Q8. WILL THERE GOODWILL BE ASSOCIATED WITH THE TRANSACTION, AND HOW WOULD IT BE AMORTIZED?

A8. Goodwill will be created. It will be included in the carrying value of the investment and not reflected separately as goodwill on Intel's balance sheet. The goodwill amortization will be included in the net earnings/loss of Excalibur and included in Intel's financials based on Intel's percentage ownership of Excalibur as other income/loss. Intel does not provide forecasts of future earnings or losses of specific transactions.

     Intel and Excalibur plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

     INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their stockholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.

     This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that Intel's and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.